Exhibit 99.1

Earnings Release

ENLIGHT RENEWABLE ENERGY REPORTS
SECOND QUARTER 2025 FINANCIAL RESULTS

All of the amounts disclosed in this press release are in U.S. dollars unless otherwise noted

TEL AVIV, ISRAEL, August 6, 2025 – Enlight Renewable Energy (NASDAQ: ENLT, TASE: ENLT) today reported financial results for the second quarter of 2025 ending June 30, 2025. Registration links for the Company’s earnings English and Hebrew conference call and webcasts can be found at the end of this earnings release.

The entire suite of the Company’s 2Q25 financial results can be found on our IR website at https://enlightenergy.co.il/data/financial-reports/

Financial Highlights

6 months ending June 30, 2025

•	Revenue and income of $265m, up 46% year over year

•	Net income of $107m, up 216% year over year

•	Adjusted EBITDA[2] of $227, up 71% year over year

•	Cash flow from operations of $91m, unchanged year over year

3 months ending June 30, 2025

•	Revenues and income of $135m, up 53% year over year

•	Net Income of $6m, down 41% year over year[1]

•	Adjusted EBITDA[2] of $96m, up 57% year over year

•	Cash flow from operations of $48m, down 15% year over year

1 An accounting reduction of $12m due to the impact of foreign exchange differentials on a dollar-denominated loan to a subsidiary, with no economic or cashflow effects on the Company.

2 The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. Please refer to the reconciliation table in Appendix

Summary of key financial results for 2Q25 and 1H25

	For the three months ended				For the six months ended
($ millions)	30/06/2025	30/06/2024	% change	30/06/2025	30/06/2024	% change
Revenues and Income	135	88	53%	265	182	46%
Net Income	6	9	(41)%	107	34	216%
Adjusted EBITDA	96	61	57%	227	133	71%
Cash Flow from Operating Activities	48	56	(15)%	91	91	0%

Raising full year guidance ranges

•
On the back of strong 1H25 results, we are increasing full year 2025 guidance ranges. Revenue guidance rises to $520-535 million from $490-510 million previously, and Adjusted EBITDA guidance rises to $385-400 million from $360-380 million previously. This represents a 5.5% and 6.0% increase at the midpoint for both metrics, respectively.

•	A detailed analysis of financial results appears below.

Executive Leadership Changes

On October 1, 2025, Adi Leviatan will become the Company’s Chief Executive Officer, succeeding Gilad Yavetz who was appointed as Enlight’s full-time Executive Chairman of the Board. Yair Seroussi, our current Chairman of the Board, will serve as Vice Chairman of the Board.

Positive and more certain environment across all geographies

We believe that the terms of the recently passed reconciliation bill are favorable for the utility scale solar and storage segments, providing the large companies such as Enlight a window of significant growth opportunities. This is especially significant for our extensive portfolio of energy storage projects, which received longer eligibility for tax credits in the new bill. Europe and MENA markets continue to grow, with strong demand to both renewable energy generation and energy storage.

The roadmap which we first presented in May has begun to take shape, and the Company is advancing toward the start of construction of an additional 2 to 4 FGW for COD by the end of 2028. These projects are not currently included in our mature portfolio. Of these, between 1 to 2 FGW are expected to be built in the U.S. By the end of 2028, the total annual revenue run rate is expected to reach $1.9-2.2 billion.

“We are very pleased with another quarter of extremely strong results in our financial and operational results,” said Gilad Yavetz, CEO of Enlight Renewable Energy. “The combination of strong execution, coupled with un-compromised business innovation, continues to bear fruit. In parallel we keep on strengthening our management infrastructure. We welcome Adi Leviatan to our strong and well-balanced leadership team. I’m honored and excited to take the role of executive chairman of the board as of October 1st. I’m confident that with Adi as the new CEO, Enlight will continue to break new grounds.”

Portfolio Review

This quarter we continued substantial advancement of projects through the various phases of our portfolio. Enlight’s total portfolio is comprised of 20.0 GW of generation capacity and 53.4 GWh energy storage (totaling 35.3 FGW3), an increase of 17% from the total portfolio of 30.2 FGW at the end of 2024. Of this, the Mature portfolio component (including operating projects, projects under construction or pre-construction) contains 6.2 GW generation capacity and 10.3 GWh of storage (9.2 FGW), an increase of 7% from the Mature portfolio of 8.6 FGW at the end of 2024. The full composition of the portfolio appears in the following table:

Component	Status	FGW[1]	Annual revenues & income run rate ($m)
Operating	Commercial operation	3.1	~527[4]
Under Construction	Under construction	2.9	~550
Pre-Construction	0-12 months to start of construction	3.2	~450
Total Mature Portfolio	Mature	9.2	~1,500
Advanced Development	13-24 months to start of construction	6.0	-
Development	2+ years to start of construction	20.1	-
Total Portfolio		35.3	-

•	Operating component of the portfolio: 3.1 FGW

o	During the second quarter, Bar-On floating PV and storage (67 FMW), located in Israel, entered into operation.

o	The operational portfolio generates annualized revenues and income of approximately $527 million, based on the midpoint rage of the 2025 guidance.

•	Under Construction component of the portfolio: 2.9 FGW

o	Consists mostly of four projects in the U.S. with a total capacity of 2.5 FGW.

o	During the second quarter, Snowflake A (1.1 FGW), located in Arizona, entered into under construction status.

o	Projects under construction are expected to contribute ~$550m to the annual revenues and income run rate during their first full year of operation.

3 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5
4 Based on the midpoint of 2025 guidance.

•	Pre-construction component of the portfolio: 3.2 FGW

o	Significant new additions include Iftah HV (184 FMW), a stand alone storage project in Israel, and the expansion of the solar generation as well as the battery capacity at Nardo in Italy (192 FMW).

o	Pre-construction projects are expected to contribute ~$450m in revenues and income in their first full year of operations.

With the completion of the current Mature portfolio’s pre-construction and under construction projects, Enlight’s Mature portfolio operating capacity is expected to rise to 9.2 FGW and to generate an annualized revenue and income run rate of $1.5bn by 2028.

•	Advanced Development component of the portfolio component: 6.0 FGW

o	5.1 FGW in the U.S., with 100% of the capacity having passed completion of the System Impact Study. The advanced development portfolio also includes 0.5 FGW in Europe and 0.4 FGW in MENA.

•	Development component of the portfolio: 20.1 FGW

o	13.0 FGW in the U.S. with broad geographic presence, including the PJM, WECC, SPP and MISO regions. The development portfolio also includes 3.4 FGW in Europe and 3.7 FGW in MENA.

Roadmap to Revenues and Income Run-Rate of ~$2.0bn  by 20285

Project and Corporate Finance

•
During the quarter, the Company secured $310m in financial closings for the Gecama hybridization project in Spain, which will add 225 MW solar generation and 220 MWh of energy storage capacity to the existing 329 MW wind farm.

•
As at the balance sheet date, the Company maintained $525m of credit facilities, of which $9m have been drawn. Cash and cash equivalents on our balance sheet rose to $480m from $387m at the end of 2024. In addition, we have approximately $1bn of LC and surety bond facilities supporting our global expansion, of which half was available for use at end of the quarter.

2025 Guidance

Construction and commissioning

•
Commencing construction on 4.8 FGW of capacity during 2025, (of which 2.9 FGW has already begun), and is expected to add approximately $827-869m in revenues and income run rate and approximately $726-763m in annualized EBITDA gradually through 2025-2028.

5 Expected Adjusted EBITDA margin of approximately 70%-80% for the years shown. FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5. The expected growth in 2028 encompasses the Company’s operations in all geographies. Expected growth relies on business plans which rely on development conditions and assumptions regarding electricity prices, and are contingent on current trends known to the Company at this time. The company's revenues from tax benefits are estimated at approximately 20-24% of the total revenue run rate for December 2025; approximately 22-26% of the total revenue run rate for December 2026, and approximately 28-33% of the total revenue run rate for December 2027 and December 2028.

•	Out of the 4.8 FGW, we expect commissioning of 0.8 FGW toward the end of 2025, which is expected to add approximately $142-150m to annualized revenues and income and $123-129m to annualized EBITDA.

Raising financial guidance ranges

•	Total revenues and income[6] for 2025 are now expected to range between $520m and $535m, up 5.5% at the midpoint from the previous range of $490m to $510m.

•	Adjusted EBITDA[7] for 2025 is expected to range between $385m and $400m, up 6% at the midpoint from the previous range of $360m to $380m.

•	Approximately 90% of the electricity volumes expected to be generated in 2025 will be sold at fixed prices through PPAs or hedges.

Financial Results Analysis

Revenues & Income by Segment
($ millions)	For the three months ended			For the six months ended
Segment	30/06/2025	30/06/2024	% change	30/06/2025	30/06/2024	% change
MENA	53	38	40%	96	66	45%
Europe	48	42	14%	99	101	(2)%
U.S.	34	5	526%	69	10	593%
Other	0	3	(93)%	1	5	(77)%
Total Revenues & Income	135	88	53%	265	182	46%

Revenues & Income

In the second quarter of 2025, the Company’s total revenues and income increased to $135m, up from $88m last year, a growth rate of 53% year over year. This was composed of revenues from the sale of electricity, which rose 37% to $116m compared to $85m in the same period of 2024, as well as recognition of $19m in income from tax benefits, up 478% compared to $3m in 2Q24.

The Company benefited from the revenues and income contribution of newly operational projects. Since the second quarter of last year, 525 MW and 1,604 MWh of new projects were connected to the grid and began selling electricity, including three of the Israel Solar and Storage Cluster units in Israel, Atrisco in the U.S, Pupin in Serbia, and Tapolca in Hungary. The most important increases in revenue from the sale of electricity originated at Atrisco, which added $13m, followed by the Israel Solar and Storage Cluster, with $12m, while Pupin contributed $4m. In total, new projects contributed $30m to revenues from the sale of electricity. Recognition of tax benefit income increased by $16m due to the initial commissioning of Atrisco. Revenues and income for the quarter were distributed between MENA (40%); Europe (35%); and the US (25%).

6 Total revenues and income include revenues from the sale of electricity along with income from tax benefits from US projects amounting to $70m-$80m.
7 EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. Please refer to the reconciliation table in Appendix 2.

Net Income

In the second quarter of 2025, the Company reported net income of $6 million, representing a 41% decrease from $9 million in the same period last year. This was primarily attributable to several factors: new projects contributed $15 million to net income, while a non-cash accounting reduction due to the impact of foreign exchange differentials on a dollar-denominated loan to a subsidiary resulted in a year-on-year decrease of $12 million. Additionally, other financial expenses increased by $8 million (all amounts stated after tax). Adjusting for the effects of foreign currency accounting reduction, net income amounted to $16m compared to $7m the same quarter last year, an increase of 110% year over year.

Adjusted EBITDA8

The Company’s Adjusted EBITDA grew by 57% to $96m in the second quarter of 2025, compared to $61m for the same period in 2024. Of this increase, $50m was driven by the factors described above paragraphs. This was offset by an increase of $13m in COGS linked to the addition of new projects, and an increase of $3m in operating expenses.

8 Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income

Conference Call Information

Enlight plans to hold its Second Quarter 2025 Conference Call and Webcasts on Wednesday, August 6, 2025 to review its financial results and business outlook in both English and Hebrew. Management will deliver prepared remarks followed by a question-and-answer session. Participants can join by dial-in or webcast:

•	English Conference Call at 8:00am ET / 3:00pm Israel:

Please pre-register to join by conference call using the following link:

https://register-conf.media-server.com/register/BI46289c60b7164253aa692c51490ef8ad

Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.

•	English Webcast at 8:00am ET / 3:00pm Israel:

Please register and join by webcast at the following link:

https://edge.media-server.com/mmc/p/8u3xaw6u

•	Hebrew Webcast at 6:00am ET / 1:00pm Israel:

Please join the webcast at the following link:

https://enlightenergy-co-il.zoom.us/webinar/register/WN_Fz0XzgWkRBKz4OA0OO7cnQ

The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call. An archived version of the webcast will be available on the Company’s investor relations website at https://enlightenergy.co.il/info/investors/.

Supplemental Financial and Other Information

We intend to announce material information to the public through the Enlight investor relations website at https://enlightenergy.co.il/info/investors, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-IFRS Financial Measures

This release presents Adjusted EBITDA, a financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation of the non-IFRS financial information to the most directly comparable IFRS financial measure is provided in the accompanying tables found at the end of this release.

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, share based compensation, finance expenses, taxes on income and share in losses of equity accounted investees and minus finance income and non-recurring portions of other income, net. For the purposes of calculating Adjusted EBITDA, compensation for inadequate performance of goods and services procured by the Company are included in other income, net. Compensation for inadequate performance of goods and services reflects the profits the Company would have generated under regular operating conditions and is therefore included in Adjusted EBITDA. With respect to gains (losses) from asset disposals, as part of Enlight’s strategy to accelerate growth and reduce the need for equity financing, the Company sells parts of or the entirety of selected renewable project assets from time to time, and therefore includes realized gains or losses from these asset disposals in Adjusted EBITDA. In the case of partial assets disposals, Adjusted EBITDA includes only the actual consideration less the book value of the assets sold. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of Adjusted EBITDA provided below to Net Income and to not rely on any single financial measure to evaluate our business.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity, utility demand and potential growth, discussions with commercial counterparties and financing sources, pricing trends for materials, progress of Company projects, including anticipated timing of related approvals and project completion and anticipated production delays, the Company’s future financial results, expected impact from various regulatory developments and anticipated trade sanctions, expectations regarding wind production, electricity prices and windfall taxes, and Revenues and Income and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, and the Company’s anticipated cash requirements and financing plans , are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the  following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives or benefits for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, the impact of tariffs on the cost of construction and our ability to mitigate such impact, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Enlight

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 10 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its U.S. IPO (Nasdaq: ENLT) in 2023.

Company Contacts

Yonah Weisz
Director IR
investors@enlightenergy.co.il

Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
+1 617 542 6180
investors@enlightenergy.co.il

Appendix 1 – Financial information

Consolidated Statements of Income

	For the six months ended June 30		For the three months ended June 30
	2025	2024(*)	2025	2024(*)
	USD in	USD in	USD in	USD in
	thousands	thousands	thousands	thousands
Revenues	225,875	175,095	116,117	84,698
Tax benefits	38,972	6,526	18,861	3,262
Total revenues and income	264,847	181,621	134,978	87,960

Cost of sales (**)	(56,484)	(32,421)	(29,846)	(16,985)
Depreciation and amortization	(71,017)	(50,886)	(37,228)	(25,282)
General and administrative expenses	(23,336)	(18,142)	(11,490)	(9,283)
Development expenses	(5,469)	(4,542)	(2,905)	(2,124)
Total operating expenses	(156,306)	(105,991)	(81,469)	(53,674)
Gains from projects disposals	97,828	611	566	584
Other income (expenses), net	2,374	1,528	3,479	11
Operating profit	208,743	77,769	57,554	34,881

Finance income	8,166	15,065	1,471	7,000
Finance expenses	(82,286)	(49,311)	(52,083)	(29,818)
Total finance expenses, net	(74,120)	(34,246)	(50,612)	(22,818)

Profit before tax and equity loss	134,623	43,523	6,942	12,063
Share of loss of equity accounted investees	(1,645)	(449)	(418)	(305)
Profit before income taxes	132,978	43,074	6,524	11,758
Taxes on income	(25,606)	(9,130)	(955)	(2,299)
Profit for the period	107,372	33,944	5,569	9,459

Profit for the period attributed to:
Owners of the Company	95,815	24,806	1,357	8,043
Non-controlling interests	11,557	9,138	4,212	1,416
	107,372	33,944	5,569	9,459
Earnings per ordinary share (in USD) with a par
value of NIS 0.1, attributable to owners of the
parent Company:
Basic earnings per share	0.80	0.21	0.75	0.07
Diluted earnings per share	0.01	0.20	0.01	0.06
Weighted average of share capital used in the
calculation of earnings:
Basic per share	119,107,985	118,104,228	119,421,246	117,825,464
Diluted per share	127,192,179	123,092,306	129,204,402	125,866,004

(*) The Consolidated Statements of Income have been adjusted to present comparable information for the previous period. For additional details please see Appendix 9.

(**) Excluding depreciation and amortization.

Consolidated Statements of Financial Position as of

	June 30	December 31
	2025	2024
	USD in	USD in
	Thousands	Thousands
Assets

Current assets
Cash and cash equivalents	480,459	387,427
Restricted cash	86,164	87,539
Trade receivables	78,329	50,692
Other receivables	66,244	99,651
Other financial assets	693	975
Assets of disposal groups classified as held for sale	-	81,661
Total current assets	711,889	707,945

Non-current assets
Restricted cash	64,489	60,802
Other long-term receivables	65,046	61,045
Deferred costs in respect of projects	448,096	357,358
Deferred borrowing costs	280	276
Loans to investee entities	57,561	18,112
Investments in equity accounted investees	54,145	-
Fixed assets, net	4,747,284	3,699,192
Intangible assets, net	303,895	291,442
Deferred taxes assets	9,195	10,744
Right-of-use asset, net	217,783	210,941
Financial assets at fair value through profit or loss	79,043	69,216
Other financial assets	64,989	59,812
Total non-current assets	6,111,806	4,838,940

Total assets	6,823,695	5,546,885

Consolidated Statements of Financial Position as of (Cont.)

	June 30	December 31
	2025	2024
	USD in	USD in
	Thousands	Thousands
Liabilities and equity

Current liabilities
Credit and current maturities of loans from banks and other financial institutions	504,684	212,246
Trade payables	126,956	161,991
Other payables	338,492	107,825
Current maturities of debentures	25,414	44,962
Current maturities of lease liability	11,158	10,240
Other financial liabilities	12,935	8,141
Liabilities of disposal groups classified as held for sale	-	46,635
Total current liabilities	1,019,639	592,040

Non-current liabilities
Debentures	609,172	433,994
Other financial liabilities	122,657	107,865
Convertible debentures	257,647	133,056
Loans from banks and other financial institutions	2,294,910	1,996,137
Loans from non-controlling interests	86,623	75,598
Financial liabilities through profit or loss	26,427	25,844
Deferred taxes liabilities	69,492	41,792
Employee benefits	1,495	1,215
Lease liability	220,938	211,941
Deferred income related to tax equity	372,446	403,384
Asset retirement obligation	93,806	83,085
Total non-current liabilities	4,155,613	3,513,911

Total liabilities	5,175,252	4,105,951

Equity
Ordinary share capital	3,344	3,308
Share premium	1,028,526	1,028,532
Capital reserves	81,575	25,273
Proceeds on account of convertible options	25,083	15,494
Accumulated profit	203,734	107,919
Equity attributable to shareholders of the Company	1,342,262	1,180,526
Non-controlling interests	306,181	260,408
Total equity	1,648,443	1,440,934
Total liabilities and equity	6,823,695	5,546,885

Consolidated Statements of Cash Flows

	For the six months ended June 30		For the three months ended June 30
	2025	2024	2025	2024
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands

Cash flows for operating activities
Profit for the period	107,372	33,944	5,569	9,459

Income and expenses not associated with cash flows:
Depreciation and amortization	71,017	50,886	37,228	25,282
Finance expenses, net	71,073	33,766	48,685	22,280
Share-based compensation	2,994	4,085	1,284	968
Taxes on income	25,606	9,130	955	2,299
Tax benefits	(38,972)	(6,526)	(18,861)	(3,262)
Other income (expenses), net	(2,374)	432	(3,479)	566
Company’s share in losses of investee partnerships	1,645	449	418	305
Gains from projects disposals	(97,828)	(611)	(566)	(584)
	33,161	91,611	65,664	47,854

Changes in assets and liabilities items:
Change in other receivables	(4,593)	(4,352)	(3,737)	(2,210)
Change in trade receivables	(20,885)	3,072	(509)	19,981
Change in other payables	21,470	860	12,866	1,399
Change in trade payables	(2,650)	(856)	(10,452)	(927)
	(6,658)	(1,276)	(1,832)	18,243

Interest receipts	6,334	5,366	3,822	2,438
Interest paid	(40,387)	(33,793)	(18,089)	(18,169)
Income Tax paid	(8,673)	(4,783)	(7,598)	(3,985)

Net cash from operating activities	91,149	91,069	47,536	55,840

Cash flows for investing activities
Sale (Acquisition) of consolidated entities, net	33,018	(1,388)	(3,205)	-
Changes in restricted cash and bank deposits, net	8,186	(15,370)	10	(10,382)
Purchase, development, and construction in respect of projects	(658,022)	(461,801)	(402,160)	(262,068)
Loans provided and Investment in investees	(26,324)	(14,216)	(18,894)	(2,932)
Repayment of loans to investees	30,815	-	-	-
Payments on account of acquisition of consolidated company	(7,447)	(10,851)	-	-
Purchase of long-term financial assets measured at fair value through profit or loss, net	(3,247)	(11,340)	(207)	(2,931)
Net cash used in investing activities	(623,021)	(514,966)	(424,456)	(278,313)

Consolidated Statements of Cash Flows (Cont.)

	For the six months ended June 30		For the three months ended June 30
	2025	2024	2025	2024
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands

Cash flows from financing activities
Receipt of loans from banks and other financial institutions	674,684	330,449	531,106	259,078
Repayment of loans from banks and other financial institutions	(223,361)	(77,197)	(114,439)	(66,749)
Issuance of debentures	125,838	-	-	-
Issuance of convertible debentures	114,685	-	-	-
Repayment of debentures	(21,994)	(1,284)	-	-
Dividends and distributions by subsidiaries to non-controlling interests	(8,682)	(3,450)	(8,682)	(3,342)
Deferred borrowing costs	(46,618)	(5,378)	(11,419)	(2,696)
Repayment of loans from non-controlling interests	-	(1,000)	-	(45)
Increase in holding rights of consolidated entity	(1,392)	(167)	-	(167)
Repayment of tax-equity investment	(10,952)	-	(10,952)	-
Receipt of loans from non-controlling interests	182	-	182	-
Exercise of share options	30	13	19	13
Repayment of lease liability	(5,803)	(4,117)	(1,745)	(446)
Proceeds from investment in entities by non-controlling interest	12,799	179	5,067	27

Net cash from financing activities	609,416	238,048	389,137	185,673

Increase (Decrease) in cash and cash equivalents	77,544	(185,849)	12,217	(36,800)

Balance of cash and cash equivalents at beginning of period	387,427	403,805	449,530	249,851

Effect of exchange rate fluctuations on cash and cash equivalents	15,488	(9,165)	18,712	(4,260)

Cash and cash equivalents at end of period	480,459	208,791	480,459	208,791

Information related to Segmental Reporting

	For the six months ended June 30, 2025
	MENA	Europe	USA	Total reportable segments(**)	Others	Total
	USD in thousands
Revenues	95,637	99,184	30,008	224,829	1,046	225,875
Tax benefits	-	-	38,972	38,972	-	38,972
Total revenues and income	95,637	99,184	68,980	263,801	1,046	264,847

Segment adjusted EBITDA	107,031	82,226	59,913	249,170	1,079	250,249

Reconciliations of unallocated amounts:
Headquarter costs (*)						(22,958)
Intersegment profit						127
Gains from projects disposals						55,336
Depreciation and amortization and share-based compensation						(74,011)
Operating profit						208,743
Finance income						8,166
Finance expenses						(82,286)
Share in the losses of equity accounted investees						(1,645)
Profit before income taxes						132,978

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

(**)
Due to the Company's organizational restructuring, the Chief Operation Decision Maker (CODM) now reviews the group’s results by segmenting them into three business units: MENA (Middle East and North Africa), Europe, and the US. Consequently, the Management and Construction segment has been excluded. The comparative figures for the six-month and three-month periods ending June 30, 2024, have been updated accordingly.

Information related to Segmental Reporting

	For the six months ended June 30, 2024
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	66,041	101,123	3,431	170,595	4,500	175,095
Tax benefits	-	-	6,526	6,526	-	6,526
Total revenues and income	66,041	101,123	9,957	177,121	4,500	181,621

Segment adjusted EBITDA	54,873	83,253	7,831	145,957	2,291	148,248

Reconciliations of unallocated amounts:
Headquarter costs (*)						(15,629)
Intersegment profit						121
Depreciation and amortization and share-based compensation						(54,971)
Operating profit						77,769
Finance income						15,065
Finance expenses						(49,311)
Share in the losses of equity accounted investees						(449)
Profit before income taxes						43,074

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Information related to Segmental Reporting

	For the three months ended June 30, 2025
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	52,770	47,800	15,330	115,900	217	116,117
Tax benefits	-	-	18,861	18,861	-	18,861
Total revenues and income	52,770	47,800	34,191	134,761	217	134,978

Segment adjusted EBITDA	39,014	37,563	29,364	105,941	998	106,939

Reconciliations of unallocated amounts:
Headquarter costs (*)						(11,257)
Intersegment profit						21
Gains from projects disposals						363
Depreciation and amortization and share-based compensation						(38,512)
Operating profit						57,554
Finance income						1,471
Finance expenses						(52,083)
Share in the losses of equity accounted investees						(418)
Profit before income taxes						6,524

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Information related to Segmental Reporting

	For the three months ended June 30, 2024
	MENA	Europe	USA	Total reportable segments	Others	Total
	USD in thousands
Revenues	37,567	41,963	2,200	81,730	2,968	84,698
Tax benefits	-	-	3,262	3,262	-	3,262
Total revenues and income	37,567	41,963	5,462	84,992	2,968	87,960

Segment adjusted EBITDA	30,345	32,546	4,709	67,600	1,623	69,223

Reconciliations of unallocated amounts:
Headquarter costs (*)						(8,023)
Intersegment loss						(69)
Depreciation and amortization and share-based compensation						(26,250)
Operating profit						34,881
Finance income						7,000
Finance expenses						(29,818)
Share in the losses of equity accounted investees						(305)
Profit before income taxes						11,758

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Appendix 2 - Reconciliations between Net Income to Adjusted EBITDA

($ thousands)	For the six months		For the three months
	ended June 30		ended June 30
	2025	2024	2025	2024
Net Income (loss)	107,372	33,944	5,569	9,459
Depreciation and amortization	71,017	50,886	37,228	25,282
Share based compensation	2,994	4,085	1,284	968
Finance income	(8,166)	(15,065)	(1,471)	(7,000)
Finance expenses	82,286	49,311	52,083	29,818
Gains from projects disposals (*)	(55,336)	-	(363)	-
Share of losses of equity accounted investees	1,645	449	418	305
Taxes on income	25,606	9,130	955	2,299
Adjusted EBITDA	227,418	132,740	95,703	61,131

* Profit from revaluation linked to partial sale of asset.

Appendix 3 –  Debentures Covenants

Debentures Covenants

As of June 30, 2025, the Company was in compliance with all of its financial covenants under the indenture for the Series C, D, F, G and H Debentures, based on having achieved the following in its consolidated financial results:

Minimum equity

The company's equity shall be maintained at no less than NIS 375 million so long as debentures F remain outstanding, NIS 1,250 million so long as debentures C and D remain outstanding, and USD 600 million so long as debentures G and H remain outstanding.

As of June 30, 2025, the company’s equity amounted to NIS 5,559 million (USD 1,648 million).

Net financial debt to net CAP

The ratio of standalone net financial debt to net CAP shall not exceed 70% for two consecutive financial periods so long as debentures F remain outstanding and shall not exceed 65% for two consecutive financial periods so long as debentures C, D, G and H remain outstanding.

As of June 30, 2025, the net financial debt to net CAP ratio, as defined above, stands at 40%.

Net financial debt to EBITDA

So long as debentures F remain outstanding, standalone financial debt shall not exceed NIS 10 million, and the consolidated financial debt to EBITDA ratio shall not exceed 18 for more than two consecutive financial periods.

For as long as debentures C and D remain outstanding, the consolidated financial debt to EBITDA ratio shall not exceed 15 for more than two consecutive financial periods.

For as long as debentures G and H remain outstanding, the consolidated financial debt to EBITDA ratio shall not exceed 17 for more than two consecutive financial periods.

As of June 30, 2025, the net financial debt to EBITDA ratio, as defined above, stands at 7.

Equity to balance sheet

The standalone equity to total balance sheet ratio shall be maintained at no less than 20% ,25% and 28%, respectively, for two consecutive financial periods for as long as debentures F, debentures C and D and debentures G and H remain outstanding.

As of June 30, 2025, the equity to balance sheet ratio, as defined above, stands at 53%.

Appendix 4 –  Foreign exchange rate sensitivities

Enlight operates generation facilities in Israel, Europe, and the US, and records revenues and income in multiple currencies. As of the end of 2Q25, the Company’s revenues and income sensitivity to fluctuations in foreign exchange rates for FY25 is as follows:

o	A 5% change in the USD/ILS exchange rate would result in a ~$5m change in revenues
o	A 5% change in the USD/EUR exchange rate would result in a ~$5m change in revenues
o	A 5% change in the USD/EUR and the USD/ILS exchange rate would result in a ~$11m change in revenues

Appendix 5

 a) Segment information: Operational projects

($ thousands)			6 Months ended June 30						3 Months ended June 30
Operational Project Segments	Installed Capacity (MW)	Installed Storage (MWh)	Generation (GWh)		Revenues and income		Segment Adjusted EBITDA*		Generation (GWh)		Reported Revenue		Segment Adjusted EBITDA*
			2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
MENA	675	797	695	580	95,636	66,041	64,387	54,873	378	329	52,769	37,567	38,637	30,345
Europe	1,327	-	1,353	1,396	99,184	101,123	82,226	83,253	649	573	47,800	41,963	37,563	32,546
USA	470	1,200	519	73	68,980	9,957	59,913	7,831	310	47	34,191	5,463	29,364	4,710
Total Consolidated	2,472	1,997	2,567	2,049	263,800	177,121	206,526	145,957	1,337	949	134,760	84,993	105,564	67,601
Unconsolidated at Share	42	41
Total	2,514	2,038

b)	Operational Projects Further Detail

($ thousands)				6 Months ended June 30, 2025		3 Months ended June 30, 2025
Operational Project	Segment	Installed Capacity (MW)	Installed Storage (MWh)	Revenues and income	Segment Adjusted EBITDA*	Reported Revenue	Segment Adjusted EBITDA*	Debt balance as of June 30, 2025	Ownership %**
MENA Wind	MENA	316	-	41,966		21,400		495,619	49%
MENA PV	MENA	359	797	53,670		31,369		541,779	85%
Total MENA		675	797	95,636	64,387	52,769	38,637	1,037,398
Europe Wind	Europe	1,184	-	91,672		42,878		759,547	65%
Europe PV	Europe	143	-	7,512		4,922		74,018	71%
Total Europe		1,327	-	99,184	82,226	47,800	37,563	833,565
USA PV	USA	470	1,200	68,980		34,191		279,642	100%
Total USA		470	1,200	68,980	59,913	34,191	29,634	279,642
Total Consolidated Projects		2,472	1,997	263,800	206,526	134,760	105,564	2,150,605
Uncons. Projects at share		42	41						50%
Total		2,514	2,038	263,800	206,526	134,760	105,564	2,150,605

* EBITDA results included $7m in the 6 months ended June 25 and $3m in the 3 months ended June 25, of compensation recognized from Björnberget project

** Ownership % is calculated based on the project's share of total revenues

c)	Projects under construction

($ millions) Consolidated Projects	Country	Generation and energy storage Capacity (MW/MWh)	Est. COD	Est. Total Project Cost	Tax credit benefit- Qualifying category	Tax credit benefit- Adders*****	Discounted Value of Tax Benefit***	Est. Total Project Cost net of tax benefit	Capital Invested as of June 30, 2025	Est. Equity Required (%)	Equity Invested as of June 30, 2025	Est. First Full Year Revenue	Est. First Full Year EBITDA****	Ownership %*
Country Acres	USA	403/688	H2 2026	793-834	ITC	DC (10%)	369-388	424-446	245	10%-11%	91	61-63	44-46	100%
Quail Ranch BESS	USA	0/400	H2 2025	126-132	ITC	EC (10%)	58-61	68-71	157	12%-15%	48	23-24	16-17	100%
Quail Ranch Solar	USA	128/0		145-152	PTC	EC (10%)	69-73	76-79						100%
Roadrunner BESS	USA	0/940	H2 2025	332-350	ITC	EC (10%)	157-165	175-185	284	0%-10%********	61	52-55	39-40	100%
Roadrunner Solar	USA	290/0		284-298	PTC	EC (10%)	169-177	115-121						100%
Snowflake A	USA	600/ 1,900	2027	1,476- 1,552	ITC	EC (10%) + DC (10% BESS only)	647-681	829-871	29	10%	29	124-130	100-105	100%
Gecama Solar	Spain	225/220	H2 2026	215-225	-	-	-	215-225	42	23%-28%	42	43-45	35-37	72%
Bjornberget – BESS	Sweden	0/100	2026	28-30	-	-	-	28-30	3	100%	3	10-11	9	55%
Israel Construction	Israel	4/69	H2 2025- H2 2026	20-22	-	-	-	20-22	9	15%-25%	9	2	2	82%
Total Consolidated Projects		1,650/ 4,317		3,419- 3,595			1,469- 1,545	1,950- 2,050	769		283	315-330	246-257
Unconsolidated Projects at share*******	Israel	4/79	H2 2025- H2 2026	20-22	-	-	-	-	24	15%-25%	24	3	2	64%
Total		1,654/ 4,396		3,439- 3,617			1,469- 1,545	1,950- 2,050	793		307	318-333	248-259

d)          Pre-Construction Projects (due to commence construction within 12 months of the Approval Date)

($ millions) Consolidated Projects	Country	Generation and energy storage Capacity (MW/MWh)	Est. COD	Est. Total Project Cost	Tax Credit Benefit			Est. Total Project Cost net of tax benefit	Capital Invested as of June 30, 2025	Est. Equity Required (%)	Equity Invested as of June 30, 2025	Est. First Full Year Revenue	Est. First Full Year EBITDA****	Ownership %*
					Qualifying Category	Adders*****	Discounted Value of Tax Benefit***
CoBar ITC	United States	258/824	H2 2027	612-644	ITC	EC (10%)	247-259	365-385	40	13%-16%	40	126-132	99-104	100%
CoBar PTC	United States	953/0		1,115- 1,173	PTC	EC (10%)	551-579	564-594
Picasso BESS	Sweden	0/221	H1 2027	40-42	-	-	-	40-42	0	100%	0	7-8	5-6	69%
Nardo	Italy	97/1,254	H1 2028	235-247	-	-	-	235-247	3	38%-42%	3	42-44	36-37	100%

($ millions) Additional Pre-Construction Projects	MW Deployment MW/MWh			Est. Total Project Cost	Tax Credit Benefit		Discounted Value of Tax Benefit***	Est. Total Project Cost net of tax benefit	Capital Invested as of June 30, 2025	Est. Equity Required (%)	Equity Invested as of June 30, 2025	Est. First Full Year Revenue	Est. First Full Year EBITDA****	Ownership %*
	2026	2027	2028		Qualifying Category	Adders*****
United States	-	248/400	453/0	1,214- 1,276	ITC	DC (10%) & EC (10%)**	555-583	659-693	45	6%-16%	45	93-98	73-77	100%
Europe	-	0/140	-	32-34	-	-	-	32-34	0	100%	0	10	7	100%
MENA	4/134	0/72	38/645	227-239	-	-	-	227-239	11	20%-30%	11	23-24******	15-16	92%
Total Consolidated Projects	4/134	248/612	491/645	1,473- 1,549			555-583	918-966	56		56	126-132	95-100
Unconsolidated Projects at share*******	8/42	0/182	-	45-46	-	-	-	45-46	2	15%-25%	2	10-11	5-6	54%
Total Pre-Construction	2,059MW +3,914MWh			3,520- 3,701			1,353- 1,421	2,167- 2,280	101		101	311-327	240-253

* The legal ownership share for all U.S. projects is 90%, but Enlight invests 100% of the equity in the project and entitled to 100% of the project distributions until full repayment of Enlight's capital plus a preferred return

** ** Rustic hills 1+2 - DC(10%)+EC (10%); Coggon - DC (10%); Gemston - DC (10%); Crimson - DC (10% BESS only) + EC (10%)

***Tax benefits under the IRA. PTC is assumed, based on the project’s expected production and a yearly CPI indexation of 2%, discounted by 8% to COD.  For the ITC, a step-up adjustment was made to reflect the eligible higher tax credit rates, enhancing the valuation and return of the project by considering the increased project value.

**** EBITDA is a non-IFRS financial measure. This figure represents consolidated EBITDA for the project and excludes the share of project distributions to tax equity partners, as well as ITC and PTC proceeds. These components of the tax equity transaction may differ from project to project, are subject to market conditions and commercial terms agreed upon reaching financial close

****The Energy Community (EC) Adder provides extra credits for renewable energy projects in areas impacted by fossil fuel reliance or economic transition. The Domestic Content (DC) Adder rewards projects using U.S.-manufactured components, promoting local job creation and supply chain growth

******645MWh in 2028 attributed to Iftach, estimated revenue for the first 5 years is $6 million per year. From year 6, it will move to a deregulated market, with revenue expected to be $25 million per year

****** All numbers, beside equity invested, reflects Enlight share only

******** The required equity during construction is estimated at 10% and is expected to decrease to 0% at COD

e)	Additional information on tax equity investments

		Tax equity investment		Tax equity partner’s share in cash flows
($ millions) Projects*	Est. Total Project Cost	Upfront tax equity investment	Tax credit proceeds during the project's operation ("pay-go")	Share in project cash flow initial period (second period)	Duration of initial period for share in project cash flow (years)
Atrisco PV	369	198	55	17.5% (5)%	10
Atrisco BESS	458	222	-	19.0% (5)%	5

* Apex financing was structured as a sale and leaseback and therefore not included in the table above

Appendix 6 – cash and cash equivalents

($ thousands)	June 30, 2025
Cash and Cash Equivalents:
Enlight Renewable Energy Ltd, Enlight EU Energies Kft and Enlight Renewable LLC excluding subsidiaries (“Topco”)	123,464
Subsidiaries	356,995
Deposits:
Short term deposits	-
Restricted Cash:
Projects under construction	86,164
Reserves, including debt service, performance obligations and others	64,488
Total Cash	631,111

Appendix 7 – Corporate level (TopCo) debt

($ thousands)	June 30, 2025
Debentures:
Debentures	634,586*
Convertible debentures	257,647
Loans from banks and other financial institutions:
Credit and short-term loans from banks and other financial institutions	-
Loans from banks and other financial institutions	116,426
Total corporate level debt	1,008,659

* Including current maturities of debentures in the amount of 25,414

Appendix 8 – Functional Currency Conversion Rates:

The financial statements of each of the Company’s subsidiaries were prepared in the currency of the main economic environment in which it operates (hereinafter: the “Functional Currency”). For the purpose of consolidating the financial statements, results and financial position of each of the Group’s member companies are translated into the Israeli shekel (“NIS”), which is the Company’s Functional Currency. The Group’s consolidated financial statements are presented in U.S. dollars (“USD”).

FX Rates to USD:

Date of the financial statements:	Euro	NIS
As of 30th June 2025	1.13	0.28
As of 30th June 2024	1.07	0.27

Average for the 3 months period ended:
June 2025	1.17	0.30
June 2024	1.08	0.27

Appendix 9 – Structural changes to the Consolidated Statements of Income:

The Company has changed its Income Statement presentation starting with the 2024 full-year financial statements, which includes the presentation of specified items that have been previously included within other income (i.e. tax equity). In addition, the Company has decided to remove the Gross Profit line item.

The Company believes that such presentation provides a more relevant information and better reflects the measurement of its financial performance. The Company applied such a change retrospectively.